SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

Famous Dave’s of America, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

307068106
(CUSIP Number)

April Hamlin
Lindquist & Vennum LLP
80 South 80th Street, Suite 4200
Minneapolis, MN 55402
612-371-3207

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 27, 2013
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13(d)-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 307068106
1	Names of Reporting Persons S.S. or I.R.S. Identification No. of above persons Blue Clay Capital Management, LLC
2	Check the appropriate box if a member of a group (see instructions)	(a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions)
5	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially	7	Sole voting power 0
owned by each	8	Shared voting power 579,521
reporting person with	9	Sole dispositive power 0
10	Shared dispositive power 579,521
11	Aggregate amount beneficially owned by each reporting person 579,521
12	Check box if the aggregate amount in row (11) excludes certain shares ☐ (See instructions)
13	Percent of class represented by amount in row (11) 7.9%
14	Type of reporting person (See instructions) OO
Percentage ownership based on 7,361,468 shares of the Company’s common stock outstanding as of November 4, 2013 as reported in the Company’s Quarterly Report on Form 10-Q for the quarter ended September 29, 2013.

CUSIP No. 307068106
1	Names of Reporting Persons S.S. or I.R.S. Identification No. of above persons Blue Clay Capital Master Fund Ltd
2	Check the appropriate box if a member of a group (see instructions)	(a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions)
5	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands
Number of shares beneficially	7	Sole voting power 0
owned by each	8	Shared voting power 231,722
reporting person with	9	Sole dispositive power 0
10	Shared dispositive power 231,722
11	Aggregate amount beneficially owned by each reporting person 231,722
12	Check box if the aggregate amount in row (11) excludes certain shares ☐ (See instructions)
13	Percent of class represented by amount in row (11) 3.1%
14	Type of reporting person (See instructions) OO
Percentage ownership based on 7,361,468 shares of the Company’s common stock outstanding as of November 4, 2013 as reported in the Company’s Quarterly Report on Form 10-Q for the quarter ended September 29, 2013.

CUSIP No. 307068106
1	Names of Reporting Persons S.S. or I.R.S. Identification No. of above persons Blue Clay Capital Partners Co I LP
2	Check the appropriate box if a member of a group (see instructions)	(a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions)
5	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially	7	Sole voting power 0
owned by each	8	Shared voting power 347,799
reporting person with	9	Sole dispositive power 0
10	Shared dispositive power 347,799
11	Aggregate amount beneficially owned by each reporting person 347,799
12	Check box if the aggregate amount in row (11) excludes certain shares ☐ (See instructions)
13	Percent of class represented by amount in row (11) 4.7%
14	Type of reporting person (See instructions) OO
Percentage ownership based on 7,361,468 shares of the Company’s common stock outstanding as of November 4, 2013 as reported in the Company’s Quarterly Report on Form 10-Q for the quarter ended September 29, 2013.

CUSIP No. 307068106
1	Names of Reporting Persons S.S. or I.R.S. Identification No. of above persons Gary S. Kohler
2	Check the appropriate box if a member of a group (see instructions)	(a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions)
5	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States
Number of shares beneficially	7	Sole voting power 0
owned by each	8	Shared voting power 579,521
reporting person with	9	Sole dispositive power 0
10	Shared dispositive power 579,521
11	Aggregate amount beneficially owned by each reporting person 579,521
12	Check box if the aggregate amount in row (11) excludes certain shares ☐ (See instructions)
13	Percent of class represented by amount in row (11) 7.9%
14	Type of reporting person (See instructions) IN
Percentage ownership based on 7,361,468 shares of the Company’s common stock outstanding as of November 4, 2013 as reported in the Company’s Quarterly Report on Form 10-Q for the quarter ended September 29, 2013.

CUSIP No. 307068106
1	Names of Reporting Persons S.S. or I.R.S. Identification No. of above persons Adam Wright
2	Check the appropriate box if a member of a group (see instructions)	(a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions)
5	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States
Number of shares beneficially	7	Sole voting power 8,640
owned by each	8	Shared voting power 579,521
reporting person with	9	Sole dispositive power 8,640
10	Shared dispositive power 579,521
11	Aggregate amount beneficially owned by each reporting person 588,161
12	Check box if the aggregate amount in row (11) excludes certain shares ☐ (See instructions)
13	Percent of class represented by amount in row (11) 8.0%
14	Type of reporting person (See instructions) IN
Percentage ownership based on 7,361,468 shares of the Company’s common stock outstanding as of November 4, 2013 as reported in the Company’s Quarterly Report on Form 10-Q for the quarter ended September 29, 2013.

CUSIP No. 307068106
1	Names of Reporting Persons S.S. or I.R.S. Identification No. of above persons Brian Durst
2	Check the appropriate box if a member of a group (see instructions)	(a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions)
5	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States
Number of shares beneficially	7	Sole voting power 0
owned by each	8	Shared voting power 579,521
reporting person with	9	Sole dispositive power 0
10	Shared dispositive power 579,521
11	Aggregate amount beneficially owned by each reporting person 579,521
12	Check box if the aggregate amount in row (11) excludes certain shares ☐ (See instructions)
13	Percent of class represented by amount in row (11) 7.9%
14	Type of reporting person (See instructions) IN
Percentage ownership based on 7,361,468 shares of the Company’s common stock outstanding as of November 4, 2013 as reported in the Company’s Quarterly Report on Form 10-Q for the quarter ended September 29, 2013.

          Reference is hereby made to the Amendment No. 1 to Schedule 13D filed by the reporting persons with the Securities and Exchange Commission on May 21, 2013 with respect to the ownership of Famous Dave’s of America, Inc. (the “Amended Schedule 13D”), which is incorporated herein by reference.

          Pursuant to this Amendment No. 2 to Schedule 13D, Item 5 of the Amended Schedule 13D is hereby amended only with respect to Mr. Wright as follows:

Item 5.	Interest in Securities of the Issuer.

          On November 27, 2013, Famous Dave’s of America, Inc. (the “Company”) granted Adam Wright 7,640 shares of restricted stock in connection with the Appointment and Nomination Agreement described in Items 4 and 6 below. The shares comprising the grant are subject to transfer and forfeiture restrictions that are scheduled to lapse in equal annual installments of 1,528 shares each on November 27, 2014, 2015, 2016, 2017 and 2018.

          Following the 7,640 restricted share grant, Mr. Wright has sole voting and dispositive power with respect to 8,640 shares of the Company and shares voting and dispositive power with respect to an additional 579,521 shares. The aggregate 588,161 shares beneficially owned represent approximately 8.0% of the 7,361,468 shares of the Company’s common stock outstanding as of November 4, 2013 as reported in the Company’s Quarterly Report on Form 10-Q for the quarter ended September 29, 2013.

          Pursuant to this Amendment No. 2 to Schedule 13D, Items 4, 6 and 7 of the Amended Schedule 13D is hereby amended as follows:

Item 4.	Purpose of Transaction

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          On November 27, 2013, Blue Clay Capital Management, LLC, Blue Clay Capital Master Fund, Ltd, Blue Clay Capital Partners Co I LP, Gary S. Kohler, Adam Wright and Brian Durst (collectively, the “Blue Clay Group”) entered into an Appointment and Nomination Agreement (the “Agreement”) with Famous Dave’s of America, Inc. (the “Company”).

          Pursuant to the Agreement, Adam Wright was elected to the Company’s Board of Directors (the “Board”) on November 27, 2013 and the Company has agreed to include Mr. Wright in the Company’s slate of director nominees for election at the 2014 Annual Meeting of Shareholders. Mr. Wright was also appointed to serve on the Company’s Compensation Committee, Nominating and Corporate Governance Committee, and Strategic Planning Committee. The Company agreed not to remove him from serving on such committees during the applicable period so long as applicable rules of the NASDAQ Stock Market and the Securities and Exchange Commission allow for such service.

          If Mr. Wright resigns or is otherwise removed from the Board prior to ten days before the deadline for shareholders to submit director nominations for the Company’s 2015 annual shareholders’ meeting (the “2015 Annual Meeting”), the Company has agreed to work in good faith with the Blue Clay Group to appoint a mutually acceptable replacement so long as the Blue Clay Group then owns at least 5.0% of the Company’s outstanding stock. The Company’s nomination obligations under the Agreement will cease, and Mr. Wright (or his replacement) must offer to resign from the Board, if the Blue Clay Group ceases to hold at least 5% of the Company’s common stock.

          Each member of the Blue Clay Group has agreed to use their commercially reasonable efforts to cause their shares to be present for quorum purposes and voted in support of Company-nominated directors at the 2014 annual shareholders’ meeting and at any other special shareholders’ meeting during the standstill period. The Company has agreed that the number of directors constituting the Board will be fixed at seven during the standstill period.

          Under the Agreement, the Board will notify the Blue Clay Group no later than 30 days prior to the expiration of the period during which shareholders are required to deliver notice of shareholder nominations for the election of director at the 2015 Annual Meeting if it elects to offer to re-nominate Mr. Wright (or his replacement) for election to the Board at such meeting. The notice must state the Company’s agreement to recommend that the Company’s shareholders vote to re-elect Mr. Wright (or his replacement) as a director. The Blue Clay Group must accept or reject such offer within ten calendar days following the date of such notice. If the Blue Clay Group accepts the offer, each member of the Blue Clay Group must use commercially reasonable efforts to cause all shares of common stock beneficially owned (directly or indirectly) by it to be present for quorum purposes and to be voted at the 2015 Annual Meeting, and to vote in favor of the Company’s nominees for election to the Board at such meeting.

          The Blue Clay Group has agreed to standstill restrictions prohibiting them from owning more than 12.9% of the Company’s shares or engaging in various proxy or other solicitation activities. The standstill restrictions do not limit actions that Mr. Wright (or his replacement) may take acting solely as a director of the Company consistent with fiduciary duties as a director. The standstill provisions will continue until the date that is ten days prior to the deadline for shareholders to submit director nominations for the 2015 Annual Meeting (the “Initial Period”), or, if longer, until the earlier of (A) 30 calendar days prior to the date of the 2015 Annual Meeting, and (B) 30 calendar days following the date on which Mr. Wright (or his replacement) no longer remains a director serving on the Board. However, the Blue Clay Group will be permitted, following expiration of the Initial Period and prior to the deadline for shareholders to submit director nominations for the 2015 Annual Meeting, to submit such nominations if Mr. Wright (or his replacement) resigns from the Board prior to or contemporaneously with such submission and, in such event, the standstill period will terminate immediately.

          Each member of the Blue Clay Group, on the one hand, and the Company, on the other hand, has agreed that, during the standstill period and, subject to certain excepted circumstances thereafter so long as Mr. Wright remains a director, it will not make disparaging or unfavorable remarks, comments or criticisms with regard to the other party, its business, or any of its current, future and former personnel, agents and representatives. The Company has agreed to reimburse the Blue Clay Group for its reasonable out-of-pocket fees and expenses in connection with the Agreement, up to a maximum of $10,000.

          A copy of the Agreement is filed with this Amendment No. 2 to Schedule 13D and attached hereto as Exhibit 10.1. The foregoing description of the Agreement is qualified in its entirety by reference to the full text of the Agreement.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Description

10.1

Appointment and Nomination Agreement dated November 27, 2013 by and among Blue Clay Capital Management, LLC, Blue Clay Capital Master Fund, Ltd, Blue Clay Capital Partners Co I LP, Gary S. Kohler, Adam Wright and Brian Durst and Famous Dave’s of America, Inc.

Signature

          After reasonable inquiry and to the best of his knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: November 27, 2013

BLUE CLAY CAPITAL MANAGEMENT, LLC

By:	/s/ Gary S. Kohler
Name: Gary S. Kohler
Title: Founding Principal, Portfolio Manager and Chief Investment Officer

BLUE CLAY CAPITAL MASTER FUND LTD

By:	/s/ Gary S. Kohler
Name: Gary S. Kohler
Title: Director

BLUE CLAY CAPITAL PARTNERS CO I LP
By: Blue Clay Capital Management, LLC, Its General Partner

By:	/s/ Gary S. Kohler
Name: Gary S. Kohler
Title: Founding Principal, Portfolio Manager and Chief Investment Officer

/s/ Gary S. Kohler
Gary S. Kohler

/s/ Adam Wright
Adam Wright

/s/ Brian Durst
Brian Durst